February 3, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Era Anagnosti
Jay Ingram
Nudrat Salik
Rufus Decker

Re:	MasTec, Inc.
Form 10-K for the Year ended December 31, 2010
Filed February 23, 2011
Form 10-Q for the Period ended September 30, 2011
Filed November 3, 2011
Definitive Proxy Statement on Schedule 14A
Filed March 23, 2011
Form 8-K
Filed November 4, 2011
File No. 1-8106

Ladies and Gentlemen:

On behalf of MasTec, Inc., a Florida corporation (the “Company”), the following response is to the comment letter, dated December 27, 2011 (the “Comment Letter”), received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s (i) Form 10-K for the year ended December 31, 2010, filed February 23, 2011, (ii) Form 10-Q for the period ended September 30, 2011, filed November 3, 2011, (iii) Definitive Proxy Statement on Schedule 14A, filed March 23, 2011, and (iv) Form 8-K, filed November 4.

For ease of reference, we have reproduced the text of each of the Staff’s comments in bold-face, followed by the Company’s response. In the responses below, references to “we”, “our” and “us” refer to the Company.

Form 10-K for the Year Ended December 31, 2010

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 40

1.	Please help us better understand what your reporting units are and how you made this determination. You disclose on page 90 that you manage your business on a project basis. In this regard, it appears that your operating segments are each of your projects pursuant to ASC 280-10-50-1 through 9. You disclose that your reporting units are one level below your reportable segments and that they sell and provide contracting services. This description of your reporting units does not indicate that they are the same as your operating segments, which appear to be your projects. Please advise. We remind you that a reporting unit for purposes of testing goodwill for impairment is an operating segment or one level below. Refer to ASC 350-20-35.

Company’s Response:

Our reporting units are our operating segments determined in accordance with ASC 350-20-35. The statement that “we manage our business on a project basis” has been included in our filings for a number of years because we believed that it provided insight into the Company’s management style. We realize, however, that inclusion of that statement within “Note 15 - Operations by Geographic Area and Segments” may convey a meaning to the phrase that was not intended. In future filings, we will eliminate the entire first sentence of the first paragraph of the footnote which will then read as follows:

“MasTec provides services to its customer in the communications, utilities and government industries. These services are provided by MasTec’s various subsidiaries, and all of the Company’s subsidiaries have been aggregated into one reportable segment due to their similar economic characteristics, processes, service offerings and customers.”

2.	To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most-recent step- one test;

•	The amount of goodwill;

•	A description of the assumptions that drive the estimated fair value;

•

A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups including intangible assets for which you have determined that undiscounted cash flows is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder’s equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance. Please show us in your supplemental response what the revisions will look like in future filings.

Company’s Response:

All of our reporting units had estimated fair values that were substantially in excess of their respective carrying values. Additionally, we do not have any long-lived assets or asset groups, including intangible assets, for which we have determined that undiscounted cash flows are not substantially in excess of the related carrying value.

We plan to add in our next Annual Report on Form 10-K and, as appropriate in future quarterly reports, the following modification to the fourth paragraph of the “Goodwill and Intangible Assets” section under “Critical Accounting Policies and estimates” heading of Management’s Discussion and Analysis of Financial Condition and Results of Operations (modified wording italicized and underlined):

“Based upon the most recent analyses performed, we determined that the estimated fair values substantially exceeded the carrying values for all of our reporting units. However, under ASU 2011-8, we are no longer required to perform a full quantitative analysis if our qualitative analysis concludes that it is more likely than not that the fair value of the reporting unit is greater than its carrying amount. Significant changes in the estimates used in our analyses could result in an impairment charge related to goodwill and/or intangible assets. In addition, we could record impairment losses in the future if profitability and cash flows of our reporting entities decline to the point at which their carrying values exceeded their estimated fair values. See Item 1A. Risk Factors - “Our reporting entity may incur goodwill impairment charges which could harm our profitability.”

In addition, in our next Annual Report on Form 10-K and, as appropriate in future quarterly reports, we intend to modify the last paragraph of “Note 5 – Goodwill and Other Intangible Assets” consistently with the following (modified wording italicized and underlined):

“Management estimates the fair value of each reporting unit and compares the estimated fair value to its carrying value, including goodwill. If the carrying value exceeds the estimated fair value, the value of the reporting units’ goodwill or other indefinite-lived intangibles may be impaired and could require a write down. During the year ended December 31, 2011, the Company adopted ASU 2011-08, which permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the traditional two-step goodwill impairment test. Based on this analysis, none of the Company’s reporting units were considered more likely than not to be impaired as of December 31, 2011. During each of the two years ended December 31, 2010, management estimated the fair value of the Company’s reporting units using a discounted cash flow methodology, which incorporates five-year projections of revenues, operating costs and cash flows considering historical and anticipated future results, general economic and market conditions, as well as the impact of planned business and operational strategies. Management applied a discounted cash flow technique utilizing a terminal value equal to 5.5 times year five EBITDA, Discount rates ranged from 8.5% to 10.7% per annum and represent the Company’s estimated cost of capital at the time of the analysis. A 100 basis point change in the discount rate would not have had a material impact on the results of the impairment analysis. Based upon these analyses, the Company determined that the estimated fair values substantially exceeded the carrying values for all of the reporting units at each balance sheet date.”

Revenue Recognition, page 37

3.	Please disclose if you assume a profit component when recording revenue and costs related to unapproved change orders. If you assume a profit component, please tell us how you determined this method appropriate. Please show us in your supplemental response what the revisions will look like in future filings.

Company’s Response:

We do not assume a profit component when recording revenue and costs related to unapproved change orders. In future filings, we will modify the third sentence of paragraph three under “Revenue Recognition” as follows (added wording italicized and underlined):

“We treat project costs as a cost of contract performance in the period incurred if it is not probable that the costs will be recovered, or we defer costs and/or recognize revenue up to the amount of the related cost if it is probable that the contract price will be adjusted and can be reliably estimated.”

Financial Statements

Report of Independent Registered Public Accounting Firm, page 55

4.	Please have your auditors revise their report to more clearly indicate the periods being referred to in their report. The report currently states that they have audited the accompanying consolidated balance sheets as of December 31, 2010 and 2009 and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for the three years then ended. It is not clear which three years are being referred to in their report. In addition, they should clearly indicate that each year in this three year period was audited. Similar revisions should also be made to the third paragraph of the report. Please show us in your supplemental response what the revisions will look like in future filings.

Company’s Response:

After consultation with BDO USA, LLP, they have informed us that in future filings, the first and third paragraphs of their report will be revised to read in the following forms:

1st Paragraph

“We have audited the accompanying consolidated balance sheets of MasTec, Inc. and subsidiaries as of December 31, 20XX and 20XX and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 20XX.”

3rd Paragraph

“In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MasTec, Inc. as of December 31, 20XX and 20XX, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 20XX in conformity with accounting principles generally accepted in the United States of America.”

Note 10. Debt

Debt Guarantees, page 86

5.	Please disclose, if true, that you own 100% of each of the subsidiary guarantors. Refer to Rules 3-10(f)(1) and (h)(1) of Regulation S-X. Your disclosures indicate that there are some restrictions on your ability to obtain funds from subsidiaries. Please expand your disclosures to better explain these restrictions and how they could impact you. Please also address what consideration you gave to providing the disclosures required by Rule 4-08(e)(3) of Regulation S-X. Similarly, revise your disclosures elsewhere throughout the filing. Refer to note 1 to Rule 3-10(f) of Regulation S-X. In addition, the second sentence under this heading indicates your subsidiaries do not guarantee the notes. Please revise your disclosures accordingly. Please show us in your supplemental response what the revisions will look like in future filings.

Company’s Response:

We confirm that all of the subsidiary guarantors are wholly owned. In addition, there is a typographical error in the disclosure set forth under the heading “Debt Guarantees” set forth in “Note 10 - Debt” to our Consolidated Financial Statements contained in our Annual Report on Form 10-K for the Year Ended December 31, 2010 where one word (italicized and underlined below) is missing from the second sentence. Accordingly, in future filings, we will revise the Debt Guarantees note (and related language elsewhere, as appropriate) to read as follows (added language is italicized and underlined):

“The subsidiary guarantees related to the Company’s senior convertible notes and senior notes are issued by wholly owned subsidiaries, are full and unconditional and joint and several, and there are generally no contractual restrictions on the Company’s ability to obtain funds from its subsidiaries. Also, MasTec, Inc. is a holding company with no independent assets or operations, and the Company’s subsidiaries that do not guarantee the senior convertible notes and senior notes are minor, individually, and in the aggregate, as such term is defined under the rules and regulations of the SEC.”

The second sentence of the above disclosure was included correctly in the Company’s Form 10-Q for the Quarter Ended September 30, 2011.

We believe that, as so revised, our footnote will conform to the requirements of Item 1 of the Notes to Paragraph (f) of Rule 3-10 of Regulation S-X. There are no restrictions on our ability to obtain funds from our subsidiaries. As a result, our “restricted net assets of consolidated and unconsolidated subsidiaries and the parent’s equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method” total less than 0.1% of consolidated net assets as of December 31, 2010; therefore, we did not provide the disclosures described in Rule 4-08(e)(3) of Regulation S-X.

Form 10-Q for the Period Ended September 30, 2011

General

6.	Please address the above comments in your interim filings as well, as applicable.

Company’s Response:

We confirm that we will address the above comments and changes and modifications in our future interim filings, as applicable.

Consolidated Statements of Operations, page 3

7.	Given that you do not allocate depreciation and amortization to cost of revenue, please tell us what consideration you gave to SAB Topic 11:B in determining it was appropriate to present gross profit. We remind you that SAB Topic 11:B states that depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation. Please revise your presentation accordingly. Please show us in your supplemental response what the revisions will look like in future filings.

Company’s Response:

We have reviewed SAB Topic 11:B and have determined that a gross profit figure, before depreciation, should not be shown on the face of the income statement. As a result, in future interim and annual filings, we will remove the line item “Gross Profit” along with the related gross profit data as illustrated below:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2011	2010	2011	2010
Revenue	$865,313	$631,947	$2,234,746	$1,577,291
Costs of revenue, excluding depreciation and amortization	744,965	528,579	1,916,698	1,334,775
Depreciation and amortization	19,858	14,796	53,552	43,183
General and administrative expenses	39,419	30,846	109,478	89,501
Interest expense, net	8,949	7,255	25,116	21,899
Other expense (income), net	593	(228)	(29,137)	65

Income before provision for income taxes	$51,529	$50,699	$159,039	$87,868
Provision for income taxes	(19,699)	(20,698)	(61,628)	(35,912)

Net income	$31,830	$30,001	$97,411	$51,956
Net loss attributable to non-controlling interests	(12)	(5)	(31)	(61)

Net income attributable to MasTec	$31,842	$30,006	$97,442	$52,017

Earnings per share – basic and diluted (See Note 2 - Earnings Per Share)
Basic net income per share attributable to MasTec	$0.38	$0.39	$1.19	$0.68

Basic weighted average common shares outstanding	84,732	76,104	81,981	76,064

Diluted net income per share attributable to MasTec	$0.36	$0.35	$1.13	$0.62

Diluted weighted average common shares outstanding	89,317	90,507	86,931	90,539

Notes to the Financial Statements

Note 2. Earnings Per Share, page 8

8.	Due to the optional cash settlement feature and your intent to settle the principal amount in cash, you determined the conversion shares underlying the outstanding principal amount of the new 4.0% and 4.25% notes are not required to be included in diluted shares. If your average stock price per share exceeds the $15.76 conversion price, the resulting amount, in shares, of the premium over the principal amount is included in diluted shares. Please help us better understand how you were able to overcome the presumption that the debt will be settled in common stock pursuant to ASC 260-10-45-45 though 47 and ASC 260-10-55-32 through 36A, including the factors that you considered. Please also help us understand whether the terms of the new notes require you to issue premium shares in the event that the average stock price exceeds the conversion price upon settlement.

Company’s Response:

The Company considered the following guidance in determining the presumption that debt will be settled in common stock is overcome by the facts and circumstances underlying the new 4.0% and 4.25% notes:

According to ASC 260-10-45-45, “EPS”, “if an entity issues a contract that may be settled in common stock or in cash at the election of either the entity or the holder, the determination of whether that contract shall be reflected in the computation of diluted EPS shall be made based on the facts available each period. It shall be presumed that the contract will be settled in common stock and the resulting potential common shares included in diluted EPS (in accordance with the relevant provisions of this Topic) if the effect is more dilutive.”

Further, according to ASC 260-10-45-46, “the presumption that the contract will be settled in common stock may be overcome if past experience or a stated policy provides a reasonable basis to believe that the contract will be paid partially or wholly in cash.”

The SEC further expanded on this guidance in a December 11, 2003 speech by Robert J. Comerford at the 2003 Thirty-first AICPA National Conference on Current SEC Developments, explaining that the mere assertion of a cash settlement policy is not sufficient; rather the stated policy must have substance as follows:

•	The stated policy or past practice must provide a reasonable basis for concluding that the issuer would in fact choose to cash settle its obligation.

•	The flexibility associated with the ability to share settle factored into management’s decision to issue the instrument.

•	The entity has both the intent and ability to implement its policy, considering current and projected liquidity.

•	Disclosures in the registration statement and subsequent periodic filings support the registrant’s positive intent and ability to adhere to the policy.

•	The registrant does not have a history of share settling similar contracts.

The Company believes that it has overcome the presumption that the new 4.0% and 4.25% notes (the “New Notes”) will be settled in common stock by implementing and disclosing a Board of Directors-approved policy to settle the principal amount of such instruments in cash. This policy is supported by the following:

•

As of September 30, 2011, MasTec had $500MM of liquidity (cash and credit facility availability) and sufficient projected positive cash flow for years, demonstrating the Company’s financial ability to settle the obligations in cash.

•

The flexibility to settle in cash or stock was highlighted to Senior Management, the Board of Directors and the Company’s banking group (to obtain consent) in approving the issuance of the New Notes. The issuance of such new notes was specifically designed to shift the Company’s convertible debt from 100% share settlement to an instrument that provides the ability to settle conversions in cash.

•

The S-4 registration statement and related offering documents under which the New Notes were offered and sold clearly stated the Company’s intention to settle the principal portion of converted notes in cash. Similar disclosures have been made in subsequent reports filed under the Securities Exchange Act of 1934, as amended.

•	The Company has both the intent and ability to adhere to this policy as discussed more fully below.

Intent

The Company has issued a policy approved by the Board of Directors directing management to settle the principal amount of converted instruments in cash. Any deviation from the policy requires the Board of Director’s consent.

The Company has never share-settled a convertible instrument. For example, convertible notes in the aggregate principal amount of $55 million that were issued in connection with an acquisition were paid off in cash rather than share-settled.

Management generally is opposed to additional dilution for our shareholders, and this position was a critical factor behind the issuance of the New Notes in exchange for the then-outstanding 4.0% and 4.25% convertible notes, which could be settled only in shares.

Ability

As mentioned above, the Company, at all times relevant, had or has sufficient liquidity to cash settle the $215MM principal amount of the New Notes. Management’s cash flow projections at all times relevant support the Company’s ability to cash settle the principal value of the New Notes from cash on hand or availability on our revolving line of credit at the applicable conversion and maturity dates. In August of 2011, the Company entered into an amended and restated credit facility that permits cash settlement of the principal amount of the New Notes without any additional lender consent as long as the Company maintains $50 million in liquidity.

Accordingly, based upon the foregoing, the Company determined that the presumption that the New Notes will be settled in common stock was overcome.

The terms of the New Notes do not require that the Company issue premium shares in the event that the average stock price exceeds the conversion price upon settlement. Pursuant to the indentures governing the New Notes, the Company may choose to pay or deliver, as the case may be, either cash, shares of common stock or a combination of cash and shares of common stock.

Note 3. Acquisitions and Other Investments

EC Source, page 10

9.	You arrived at an amount to be allocated to net assets acquired of $167.7 million; however, the net assets acquired under your purchase price allocation are only $134.1 million. Please help us understand why these amounts would be different.

Company’s Response:

The “preliminary purchase price consideration” was intended to disclose the aggregate purchase price of EC Source and includes cash, common stock, assumed debt and the earnout liability calculated under the provisions of ASC 805. The “preliminary purchase price allocation” was a summary of assets acquired and liabilities assumed at the date of purchase as calculated under ASC 805. The $33.6 million difference between the purchase price consideration and the net assets acquired is the debt assumed of $8.6 million and the earnout liability of $25 million. For clarification in future filings, we will include the following table:

Amount (of consideration) to be allocated to net assets acquired	$167.7
Liabilities included in purchase price allocation	(33.6)
Net assets acquired (equal to cash and stock consideration)	$134.1

Note 9. Debt

Senior Convertible Note Exchange, page 21

10.	Please address the following in regards to your new 4.0% and 4.25% notes:

•	Please expand your disclosures to explain the terms of the conditional conversion features of the new 4.0% and 4.25% notes;

In future filings, we will include a description of the conditional conversion features of the new 4.0% and 4.25% notes that reads substantially as follows:

“The new 4.0% and 4.25% notes (the “New Notes”) are convertible at any time during the three months immediately preceding their respective maturity dates; prior to such time, however, the New Notes are convertible only if one of the following three conditions is satisfied:

•

if the last reported sale price of our common stock is greater than or equal to 130% of the applicable conversion price of the New Notes during at least 20 of the last 30 consecutive trading days ending on and including the last trading day of a calendar quarter, then the applicable New Notes may be converted during the immediately following calendar quarter (and only during such calendar quarter);

•

if after any five consecutive trading-day period in which the trading price per $1,000 principal amount of New Notes for each trading day during such period was less than 98% of the product of the last reported sale price of our common stock and the applicable conversion rate, then the applicable New Notes may be converted during the immediately following five business day period; or

•

if we effect certain distributions to our shareholders or we are a party to a consolidation, merger, binding share exchange, or a sale, transfer, lease or other conveyance of all or substantially all of our assets, pursuant to which our common stock would be converted into or exchanged for, or would constitute solely the right to receive, cash, securities or other assets, or in the case of certain other fundamental changes, then the New Notes may be converted during the period that is 45 trading days prior to the ex-dividend date or the initial anticipated effective date of the transaction, as applicable.”

•

Please disclose how you accounted for the exchange of the notes pursuant to ASC 470- 50. On page 31 of your Form S-4/A#3 filed on December 23, 2010, you indicated that you would not record any gain or loss on the exchange. Please help us understand how you made this determination by providing us with a summary of the analysis you performed pursuant to ASC 470-50-40;

In accordance with ASC 470-50-40, no gain or loss was recorded on the exchange transaction as it was determined not to be an extinguishment of debt. ASC 470-50-40-8 states:

“Transactions involving the modification or exchange of debt instruments shall only result in gain or loss recognition by the debtor if (a) the conditions for extinguishment of debt described in paragraph 405-20-40-1 are satisfied or (b) if the guidance in this Subtopic requires that accounting.”

The guidance in ASC 405-20-40-1, Extinguishments of Liabilities, referenced above includes the following criteria for treatment as an extinguishment of a liability:

“A debtor shall derecognize a liability if and only if it has been extinguished. A liability has been extinguished if either of the following conditions is met:

a. The debtor pays the creditor and is relieved of its obligation for the liability. Paying the creditor includes the following:

1.	Delivery of cash

2.	Delivery of other financial assets

3.	Delivery of goods or services

4.	Reacquisition by the debtor of its outstanding debt securities whether the securities are cancelled or held as so-called treasury bonds.

b. The debtor is legally released from being the primary obligor under the liability, either judicially or by the creditor. For purposes of applying this Subtopic, a sale and related assumption effectively accomplish a legal release if nonrecourse debt (such as certain mortgage loans) is assumed by a third party in conjunction with the sale of an asset that serves as sole collateral for that debt.”

As the exchange transaction did not relieve the Company of all or any portion of the liability and otherwise does not meet any of the above criteria, it is not treated as an extinguishment of debt for purposes of gain or loss recognition.

•

Please help us better understand how you allocated amounts to the debt and equity components. In this regard, you separated the principal balance of the new notes between the fair value of the debt component and the fair value of the common stock conversion feature. Please help us understand how your methodology complies with ASC 470-20- 30-27 which states that the carrying amount of the equity component shall be determined by deducting the fair value of the liability component from the initial proceeds ascribed to the convertible debt instrument as a whole;

Under the guidance of ASC 470-20-25-23 and 470-20-30-27 to 29, the liability component is recorded at its fair value calculated using the yield applicable to a similar debt instrument that does not have the conversion feature. The equity component’s carrying value is calculated as the difference between the initial proceeds (in this case the gross carrying value of the original 4.0% and 4.25% convertible notes (the “Original Notes”) on the date of the transaction) and the fair value of the liability component.

Based on a 6.73% market interest rate for a similar debt instrument without the conversion feature, the present value of the cash flows of the New Notes is approximately $197 million. This market interest rate was determined by adding the spread between the Company’s [non-convertible] public senior notes and the comparable treasury security (a spread of 5.29%) and adding this spread to the four year treasury yield curve (1.44%). Based on this calculation, the value of the liability component and the equity component would be allocated as follows (dollars in millions):

Liability component	$184.9	91.4%
Equity component	$17.4	8.6%

Total aggregate principal	$202.3	100.0%

•	Please tell us how you accounted for the transaction costs and correspondingly how your treatment complies with ASC 470-20-30-31; and

ASC 470-50, “Debt - Modifications and Extinguishments” provides guidance on determining whether a change in terms should be accounted for as a modification or an extinguishment of debt and the related accounting implications, including treatment of transaction costs.

Under ASC 470-50, an exchange of debt instruments is deemed to be substantial (and therefore an extinguishment) if:

•	the present value of the cash flows under the old and new instruments differ by at least 10% (using the effective rate on the original debt instrument as the discount rate), or

•	the change in the fair value of the embedded conversion option is at least 10% of the carrying value of the original debt instrument, or

•	the modification adds or eliminates a conversion option.

In this case, the aggregate principal, coupon rates and maturities are identical in the Original Notes and the New Notes. The only difference in the cash flows is due to the 50 basis points paid to holders of the Original Notes as an exchange fee, which represents a change of less than 1% in the present value of the cash flows. Therefore, the present value of these cash flows will not differ by greater than 10%. As noted elsewhere herein, the conversion feature was slightly modified to include certain conditions for conversion. The value of this change in terms can be approximated by the exchange fee of 50 basis points as neither the Company nor the holders of the Original Notes would be willing to participate in the exchange if they were adversely affected economically. We do not believe that these changes are substantial or indicative of a change in fair value of greater than 10% of the carrying value of the Original Notes. As a result, the exchange transaction was accounted for as a modification and the transaction costs were treated as follows:

•

The exchange fee paid to the holders of the Original Notes (50 basis points or approximately $1 million for the exchange of the full principal amount of the Original Notes) is treated as a debt discount and accreted to interest expense over the remaining terms of the New Notes.

•

Costs paid to third parties (bankers, legal, accounting, printer, etc.) were expensed as incurred. The costs paid to third parties were not split between the debt and equity components as required by ASC 470-20-30-31 but instead were treated totally as debt costs and expensed as incurred. The equity component would have been $55,672, which is immaterial.

•	Please provide all of the disclosures required by ASC 470-29-50-5 and 6, including the amount by which the if-converted value exceeds the principal amount.

In response to the Staff’s comment, we have noted below the specific disclosure requirements, our complying disclosures already contained in our disclosure documents and any future modifications (the ASC disclosure requirements are in bold text and our responses in plain text, with modifications to existing disclosure indicated with italicized and underlined text).

I. ASC 470-29-50-5 requires the following disclosures as of the date of the most recent statement of financial position:

a.	The remaining period over which any discount on the liability component will be amortized. We believe that this disclosure is provided. On page 21 of the Form 10-Q under the heading “Senior Convertible Note Exchange” in Note 9 - Debt, we include the following statement in the third sentence of the second paragraph:

“The resulting total debt discount of $17.4 million for the New Notes will be accreted to interest expense over the remaining terms of the New Notes.”

Further, in the same note, in the table on page 20 of the Form 10-Q, the maturity dates of the New Notes are provided as June 2014 for the new 4.0% senior convertible notes and December 2014 for the new 4.25% senior convertible notes.

b.	The conversion price and the number of shares on which the aggregate consideration to be delivered upon conversion is determined. The conversion price of each tranche is disclosed on page 43 of the Form 10-Q in the second paragraph under the heading “Senior Convertible Notes” in the Financial Condition, Liquidity and Capital Resources section of Management’s Discussion and Analysis. However, the specific number of shares on which the aggregate consideration to be delivered upon conversion is determined is not explicitly disclosed, although a reader could easily calculate the figure utilizing the conversion price and the total principal amount of each tranche. In future filings we will modify the first sentence of that paragraph as follows:

“Because the New Notes have an optional cash settlement feature, and we intend to settle the principal amount of any conversions thereof in cash, the conversion shares underlying the principal amount of the New Notes, totaling approximately 13 million shares, are not included in our diluted share count.”

c.	The amount by which the instrument’s if-converted value exceeds its principal amount, regardless of whether the instrument is currently convertible. Although we do not disclose the dollar amount of the premium over the principal amount, on page 43 of the Form 10-Q in the second sentence of the second paragraph under the heading “Senior Convertible Notes” in the Financial Condition, Liquidity and Capital Resources section of Management’s Discussion and Analysis, we do disclose the premium in terms of common shares but not in terms of the dollar value. In future filings, we will modify this sentence to read substantially as follows:

“Our average stock price exceeded the conversion prices of the New Notes for the three and nine months ended September 30, 2011. This resulted in the inclusion of 2.7 million and 2.4 million premium shares, valued at $54.2 million and $45.4 million, respectively, in our diluted share count for the three and nine months ended September 30, 2011.”

II. ASC 470-29-50-6 requires the following for each period for which a statement of financial performance is presented:

a.	The effective interest rate on the liability component for the period. We believe that this disclosure is provided. On page 21 of the Form 10-Q under the heading “Senior Convertible Note Exchange” in Note 9 - Debt, we state:

“The resulting debt discount of $17.4 million for the New Notes will be accreted to interest expense over the remaining terms of the New Notes. This will increase interest expense during the term of the New Notes above their 4.0% and 4.25% cash coupon interest rates to an effective interest rate of 6.73%.”

b.	The amount of interest cost recognized for the period relating to both the contractual interest coupon and amortization of the discount on the liability component. We believe that this disclosure is provided. On page 22 of the Form 10-Q, in Note 9 - Debt, under heading “Interest Expense, Net”, we provide the required disclosure in a table which sets forth the components of interest expense including a separate line item for “Senior convertible note discount and related investor fee accretion” which represents the accretion component of interest expense on the New Notes, and a separate line item for “Contractual interest payments and other interest expense”.

Please show us in your supplemental response what the revisions will look like in future filings.

Company’s Response:

Proposed revisions are set forth following each bullet point of the comment above, as applicable.

Management’s Discussion and Analysis Results of Operations, page 33

11.	Please quantify the impact of each factor when multiple factors contribute to material fluctuations. For example, in your discussion of revenues for the nine months ended September 30, 2011 compared to the nine months ended September 30, 2010, the factors which appear to have impacted revenues in addition to the impact of businesses acquired include the following:

•	Pricing discounts given on certain wireless projects that became effective in the first quarter of 2011;

•	A large pipeline project with El Paso Corporation as well as other pipeline projects in the various natural gas shale basins;

•	Strong project activity in the install-to-the-home and energy transmission markets;

•	Adverse weather conditions on certain pipeline projects; and

•	Lower levels of activity on renewable energy projects.

Refer to Items 303(a)(3)(iii) of Regulation S-K and Financial Reporting Codification 501.04. Please show us in your supplemental response what the revisions will look like in future filings.

Company’s Response:

In future filings, we will, to the extent practicable, quantify factors that materially affect our results of operations. By way of illustration, we have revised the revenue discussions for the three and nine months ended September 30, 2011 in accordance with the Staff’s comment as set forth below (see italicized and underlined text). Please note that we omitted the first bullet point above from the revised paragraph because the effect is difficult to precisely quantify; although the item represents a reconciling item between current period revenue and revenue of the prior year comparable period, the figure is not of a magnitude to be material to the overall year over year comparison. In addition, the amount of the discount required under the contract with our customer is confidential.

Nine Months Ended September 30, 2011 Compared to Nine Months Ended September 30, 2010

Revenue. Our revenue was $2.2 billion for the nine months ended September 30, 2011, compared to $1.6 billion for the same period in 2010, representing an increase of $957.5 million, or 41.7%. Of this increase, $152.7 million, or 23%, was attributable to businesses acquired during the second quarter of 2011. Revenues were favorably impacted by wireless, pipeline, install-to-the-home and energy transmission customers. Key customers driving growth in the nine months of 2011 included AT&T, El Paso Corporation, DIRECTV and Energy Transfer company. Continuing investments in new infrastructure for wireless technology, in addition to expansion of the geographic areas in which we do project work, yielded approximately $240 million higher revenues from wireless projects in 2011 as compared with 2010. Pipeline revenues increased approximately $270 million for the nine months ended September 30, 2011, driven by an increase of approximately $180 million resulting from continued execution of a large pipeline project with El Paso Corporation, as well as from other pipeline projects in the various natural gas shale basins. Install-to-the-home and energy transmission project activity has also been strong in 2011 increasing by over $100 million and approximately $80 million, respectively. Revenue growth in wireless, pipeline, energy transmission and install-to-the-home activities was partially offset by the approximately $15 million negative impact of adverse weather conditions on certain pipeline projects and by approximately $95 million in lower levels of activity on renewable energy projects. Severe flooding in the northeastern United States hurt our pipeline projects in the Marcellus shale basin. In addition, our renewable energy project revenues have declined versus the prior year as a result of tightened access of our customers to project financing and delays resulting from changes to our customers’ capital spending projects.

Three Months Ended September 30, 2011 Compared to Three Months Ended September 30, 2010

Revenue. Our revenue was $865.3 million for the three months ended September 30, 2100, as compared with $631.9 million for the same period in 2010, representing an increase of $233.4 million or 36.9%. Of this increase, $114.8 million, or 49%, was attributable to businesses acquired during the second quarter of 2011. Revenues were favorably impacted by wireless, pipeline, install-to-the-home and energy transmission customers. Key customers driving growth in the third quarter of 2011 included DIRECTV, AT&T, Energy Transfer Company and Talisman Energy. Continuing investments in new infrastructure for wireless technology, in addition to expansion of the geographic areas in which we do project work, yielded approximately $60 million higher revenues from wireless projects in the third quarter of 2011 as compared with 2010. Pipeline revenues increased by approximately $80 million in the third quarter of 2011, driven by robust demand for pipeline infrastructure in the various natural gas shale basins, although severe flooding in the northeastern United States hurt our pipeline projects in the Marcellus shale basin. Install-to-the-home activities increased by approximately $57 million but was partially offset by approximately $43 million in lower levels of revenue in renewable energy as a result of tightened access of our customers to project financing and delays resulting from changes to our customers’ capital spending projects.

Exhibit 10.1 – Third Amended and Restated Loan and Security Agreement

12.	We note that you have not filed the schedules and the exhibits to the credit agreement noted above. Please file a complete copy of the credit agreement, including all schedules and exhibits, with your next Exchange Act report.

Company’s Response:

The Company will comply with the Staff’s request and file a complete copy of the credit agreement, including all schedules and exhibits, with the Company’s next periodic report.

Definitive Proxy Statement on Schedule 14A filed on March 23, 2011 Compensation

Discussion and Analysis, page 12

Salary, page 12

13.	It appears that the process undertaken in connection with the compensation committee’s decision to increase CEO’s salary constitutes benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. As such, to the extent that the CEO’s salary is tied to a benchmark, please identify the benchmark and discuss where the CEO’s salary falls with respect to the benchmark. Otherwise, with a view towards future disclosure, please discuss the findings of the compensation committee’s competitive review process and how they influenced the committee’s decision in increasing the CEO’s salary by 30%.

Company’s Response:

The committee reviewed the compensation for the CEO’s of several competitors, consisting of Dycom Industries, Inc., MYR Group Inc., Pike Electric Corporation, Quanta Services, Inc. and Tetra Tech Inc. The average base salary of the group was calculated to be $692,400. Mr. Mas’ base salary of $500,000 was 72% of the average. Based on the Company’s financial and operational performance and the committee’s view of Mr. Mas’ contribution to that performance, the committee determined that Mr. Mas’ base salary should be close to the average of the group and increased his base salary to $650,000, or 94% of the average of the group.

In future proxy statements, we will provide appropriate disclosure regarding benchmarking to the extent it is utilized in adjusting CEO or other named executive officer compensation.

14.	Please tell us, and in future filings disclose the peer companies used by the compensation consultant in its review of the independent director compensation discussed on page 25, and describe how the competitive analysis influenced the compensation committee’s decision in setting the independent director compensation.

Company’s Response:

The following 13 companies were used by F.W. Cook & Co. to review the independent director compensation: MetroPCS Communications, Inc., Crown Castle International Corp., Tetra Tech, Inc., Quanta Services, Inc., ADC Telecommunications, Inc., Granite Construction Incorporated, Insituform Technologies, Inc. (now known as Aegion Corporation), Dycom Industries, Inc., Michael Baker Corporation, Layne Christensen Company, Pike Electric Corporation, Integrated Electrical Services, Inc. and Great Lakes Dredge & Dock Corporation. The review found that the Company’s independent director compensation to be below the 25th percentile of the group. Based upon the growth and significant improvement of the company’s financial and operational performance the committee determined to increase the independent director compensation to above the 50th percentile of the peer group’s independent director compensation. In addition, based upon the review, it was determined to restructure the independent director compensation to be paid at least one third in equity. In future proxy statements, we will provide appropriate disclosure regarding such review (or any later review undertaken) and such effect on independent director compensation.

Bonuses, page 13

15.	You disclose that the 2010 bonuses were determined at the discretion of the compensation committee based upon the overall performance of the company and each executive. We note that the 2010 bonus amounts marked a significant increase over the bonus amounts paid in 2009. With a view towards future disclosure, please provide us with a comprehensive discussion of the elements of the company’s performance and each named executive’s individual performance taken in consideration by the compensation committee in determining the size of each named executive officer’s cash bonus.

Company’s Response:

The committee determined the 2010 bonus amounts to be significantly higher than 2009 based upon the significant performance improvement of the Company in 2010. Revenue increased by 42%, net income increased by 28% and EBITDA increased 57%, resulting in an increase in EPS and MasTec’s share price of 17% at year end 2010 as compared to 2009. As noted in the proxy statement, the committee did not establish predetermined quantitative or qualitative performance targets, either for the Company or for the individual named executive officers. Rather, the committee views the named executive officers as a team and set the bonuses for Messrs. Apple, Campbell and de Cardenas at 27 percentage points above the bonus percentages (of base salary) specified in their respective employment agreements which are 100% of base salary for Messrs. Apple and Campbell and 50% of base salary for Mr. de Cardenas. The committee determined to award Mr. Mas a bonus equal to 200% of his base salary based upon its view of his leadership role in the development and execution of the Company’s growth strategy and his overall leadership position with respect to the management team.

We confirm that in future proxy statements we will provide appropriate disclosure that includes enhanced detail of the committee’s bonus rationale, consistent with the foregoing explanation.

Equity Compensation, page 13

16.	Please provide insight into the compensation committee’s decision making process in determining the size of Mr. de Cardenas’ restricted stock award.

Company’s Response:

In exercising its discretion, the committee reviewed Mr. de Cardenas’ total compensation compared to available data regarding general counsel compensation of company’s included in the peer group detailed in our response to question 12. above, his past equity awards, his contributions to the overall performance of the company and his current contract status in determining the size of his 2010 restricted stock award.

We confirm that in future proxy statements we will provide appropriate disclosure that includes enhanced detail of the factors that the committee, in exercising its discretion, evaluated in making equity grants.

Certain Relationships and Related Transactions, page 30

Related Person Transactions, page 30

17.	Please tell us why you have not disclosed the name of the customer you discuss in the third paragraph of your disclosure and the name of the third party from whom the company charters the aircraft. Refer to Item 404(a)(1) of Regulation S-K.

Company’s Response:

Item 404(a)(1) provides that in connection with a related person transaction, the identity of the related person is to be disclosed, as well as the position of the related person in any firm, corporation or other entity that is a party to or has an interest in the transaction. The term “related person” is defined to include any director or executive officer, any nominee for director, any immediate family member of any of the foregoing, a significant security holder or an immediate family member of such security holder. The Company does not read the Item to require disclosure of the name of the third party but, as required did disclose the name of the related persons. While the Company notes that Item 404(a)(6) requires additional disclosure regarding the transaction or related person “that is material to investors in light of the circumstances of the particular transaction”, the Company does not regard the name of the third party from whom the aircraft is chartered to be material given the disclosure of the names of the related persons and the existence of their ownership interests, as well as the relative low level of significance of the transaction to the Company’s financial results, condition and operations.

Form 8-K filed November 4, 2011

18.	Please present and discuss your net income amounts with equal prominence to EBITDA. Refer to instruction 2 to Item 2.02 of the Form 8-K and Item 10(e)(1)(i) of Regulation S-K.

Company’s Response:

We will comply with the Staff’s request in future filings and press releases.

In responding to your comment, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at 305.406.1811.

Sincerely,

MASTEC, INC.

/s/ T. Michael Love
VP, Corporate Controller

cc: Ira N. Rosner, Esq., Greenberg Traurig, P.A.